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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.   4  )*
                                           -----

                      Pacific Sunwear of California, Inc.
         -------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   694873100
                   -----------------------------------------
                                 (CUSIP Number)

      Stuart Panish, c/o Zweig-DiMenna Associates LLC, 900 Third Avenue,
                   New York, New York 10022  (212) 451-1100
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 May 13, 1997
                  -------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 694873100                                         Page 2 of __ Pages

1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Zweig-DiMenna Partners, L.P., Zweig-DiMenna International Limited Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account
       Gotham Advisors, Inc., on behalf of a discretionary account

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                       (b) [_]

3   SEC USE ONLY

4   SOURCE OF FUNDS*  WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                     [_]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Zweig-DiMenna Partners, L.P.-New York, Zweig-DiMenna International
           Limited - British Virgin Islands
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - Delaware
         Gotham Advisors, Inc., on behalf of a discretionary account - Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER

         Zweig-DiMenna Partners, L.P. - 117,100; Zweig-DiMenna International
           Limited - 242,500
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - 55,550
         Gotham Advisors, Inc., on behalf of a discretionary account - 26,750

8    SHARED VOTING POWER

         0

9    SOLE DISPOSITIVE POWER

         Zweig-DiMenna Partners, L.P. - 117,100; Zweig-DiMenna International
           Limited - 242,500
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - 55,550
         Gotham Advisors, Inc., on behalf of a discretionary account - 26,750

10   SHARED DISPOSITIVE POWER

        0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Zweig-DiMenna Partners, L.P. - 117,100; Zweig-DiMenna International
           Limited - 242,500
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - 55,550
         Gotham Advisors, Inc., on behalf of a discretionary account - 26,750

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 INCLUDES CERTAIN SHARES*
                                                                             [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         Total - 5.4%

         Zweig-DiMenna Partners, L.P. - 1.40%; Zweig-DiMenna International
           Limited - 3.0%
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - 0.7%
         Gotham Advisors, Inc., on behalf of a discretionary account - 0.3%

14  TYPE OF REPORTING PERSON*

         Zweig-DiMenna Partners, L.P. - PN
         Zweig-DiMenna International Limited - CO
         Zweig-DiMenna International Managers, Inc. - CO
         Gotham Advisors, Inc. - CO

                        SCHEDULE 13D - AMENDMENT NO. 4


     Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., Zweig-DiMenna International Managers, Inc. and Gotham Advisors, Inc. hereby amend the
Schedule 13D, filed with respect to shares of common stock, par value $.01 per share ("Shares") of Pacific Sunwear of California, Inc.

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     The first sentence of Item 3 is amended to read as follows:

     "The securities of Pacific Sunwear of California, Inc. were purchased at an aggregate cost of $7,535,106 with the investment capital of Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., the discretionary account managed by Zweig-DiMenna International Managers, Inc. (the "ZDIM Account") and the discretionary account managed by Gotham Advisors, Inc. (the "Gotham Account")."

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

     The answer to Item 5 is amended to read as follows:

     a.   Aggregate number of shares beneficially owned:

            Zweig-DiMenna International Limited     -      242,500

            Zweig-DiMenna Partners, L.P.            -      117,100

            ZDIM Account                            -       55,550

            Gotham Account                          -       26,750

          Percent of class beneficially owned:

            Zweig-DiMenna International Limited     -          3.0%

            Zweig-DiMenna Partners, L.P.            -          1.4%

            ZDIM Account                            -          0.7%

            Gotham Account                          -          0.3%

     b.   Number of shares as to which there is sole power to vote:

            Zweig-DiMenna International Limited     -      242,500

            Zweig-DiMenna Partners, L.P.            -       17,100

            ZDIM Account                            -       55,550

            Gotham Account                          -       26,750

          Number of shares as to which there is shared power to vote or to direct the vote:

            Zweig-DiMenna International Limited     -       0

            Zweig-DiMenna Partners, L.P.            -       0

            ZDIM Account                            -       0

            Gotham Account                          -       0

          Number of shares as to which there is sole power to dispose or to direct the disposition:

            Zweig-DiMenna International Limited     -       242,500

            Zweig-DiMenna Partners, L.P.            -       117,100

            ZDIM Account                            -        55,550

            Gotham Account                          -        26,750

          Number of shares as to which there is shared power to dispose or to direct the disposition:

            Zweig-DiMenna International Limited     -       0

            Zweig-DiMenna Partners, L.P.            -       0

            ZDIM Account                            -       0

            Gotham Account                          -       0

     c. Since March 13, 1997, Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., the ZDIM Account and the Gotham Account purchased or sold the Shares on the open market on the following dates and at the following prices and in the following amounts:

            ZWEIG-DIMENNA INTERNATIONAL LIMITED

            DATE        DESCRIPTION OF TRANSACTION

            4/23/97     Purchased 5,500 shares at $29.8125 a share

            4/29/97     Purchased 16,400 shares at $27.8125 a share

            4/30/97     Purchased 8,200 shares at $29.1667 a share

            5/5/97      Sold 8,200 shares at $34.50 a share

            5/6/97      Sold 27,500 shares at $34.30 a share

            5/8/97      Sold 5,500 shares at $32.00 a share

            5/9/97      Sold 19,200 shares at $32.0357 a share

            5/12/97     Sold 11,800 shares at $34.00 a share

            5/13/97     Sold 6,800 shares at $34.10 a share

            5/14/97     Sold 68,600 shares at $34.5760 a share

            5/15/97     Sold 41,200 shares at $34.6333 a share

            ZWEIG-DIMENNA PARTNERS, L.P.

            DATE        DESCRIPTION OF TRANSACTION

            4/23/97     Purchased 2,600 shares at $29.8125 a share

            4/29/97     Purchased 7,900 shares at $27.8125 a share

            4/30/97     Purchased 4,000 shares at $29.1667 a share

            5/5/97      Sold 4,000 shares at $34.50 a share

            5/6/97      Sold 13,200 shares at $34.30 a share

            5/8/97      Sold 2,600 shares at $32.00 a share

            5/9/97      Sold 9,300 shares at $32.0357 a share

            5/12/97     Sold 5,700 shares at $34.00 a share

            5/13/97     Sold 3,300 shares at $34.10 a share

            5/14/97     Sold 33,100 shares at $34.5760 a share

            5/15/97     Sold 19,900 shares at $34.6333 a share

            ZDIM ACCOUNT

            DATE        DESCRIPTION OF TRANSACTION

            4/23/97     Purchased 1,200 shares at $29.8125 a share

            4/29/97     Purchased 3,700 shares at $27.8125 a share

            4/30/97     Purchased 1,800 shares at $29.1667 a share

            5/5/97      Sold 1,900 shares at $34.50 a share

            5/6/97      Sold 6,300 shares at $34.30 a share

            5/8/97      Sold 1,300 shares at $32.00 a share

            5/9/97      Sold 4,400 shares at $32.0357 a share

            5/12/97     Sold 2,700 shares at $34.00 a share

            5/13/97     Sold 1,600 shares at $34.10 a share

            5/14/97     Sold 15,700 shares at $34.5760 a share

            5/15/97     Sold 9,400 shares at $34.6333 a share

            GOTHAM ACCOUNT

            DATE        DESCRIPTION OF TRANSACTION

            4/23/97     Purchased 700 shares at $29.8125 a share

            4/29/97     Purchased 2,000 shares at $27.8125 a share

            4/30/97     Purchased 1,000 shares at $29.1667 a share

            5/5/97      Sold 900 shares at $34.50 a share

            5/6/97      Sold 3,000 shares at $34.30 a share

            5/8/97      Sold 600 shares at $32.00 a share

            5/9/97      Sold 2,100 shares at $32.0357 a share

            5/12/97     Sold 1,300 shares at $34.00 a share

            5/13/97     Sold 800 shares at $34.10 a share

            5/14/97     Sold 7,600 shares at $34.5760 a share

            5/15/97     Sold 4,500 shares at $34.6333 a share

     d.   Not Applicable.

     e.   Not Applicable

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 1997


            ZWEIG-DiMENNA INTERNATIONAL LIMITED

            By:  Zweig-DiMenna International Managers, Inc.,
                 Investment Manager


            By:  /s/  Joseph A. DiMenna
               -----------------------------------
            Name:  Joseph A. DiMenna
            Title: Executive Vice President

            ZWEIG-DiMENNA PARTNERS, L.P.
            By: Zweig-DiMenna Associates LLC, Managing General Partner

            By:  /s/  Joseph A. DiMenna
               -----------------------------------
            Name:  Joseph A. DiMenna
            Title: A Managing Director of  the Managing General Partner

            ZWEIG-DiMENNA INTERNATIONAL MANAGERS, INC.


            By:  /s/  Joseph A. DiMenna
               -----------------------------------
            Name:  Joseph A. DiMenna
            Title: Executive Vice President

            GOTHAM ADVISORS, INC.


            By:  /s/  Joseph A. DiMenna
               -----------------------------------
            Name:  Joseph A. DiMenna
            Title: Vice President